Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Statements
The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. for the three and six months ended June 30, 2024 and is dated August 2, 2024. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2024 and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2023 and the risk factors identified under “Item 3D—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (Annual Report) filed with the SEC at www.sec.gov/edgar.shtml and on SEDAR+ at www.sedarplus.ca, as such risk factors are updated herein. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.
Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the risk factors identified under “Item 3D—Risk Factors” in our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP financial measures and non-GAAP ratios to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the most directly comparable GAAP measures in the “Non-GAAP Financial Measures and Non-GAAP Ratios” section below.
In June 2024, we announced and commenced the rebrand of TELUS International as TELUS Digital Experience. The legal name of the Company will remain TELUS International (Cda) Inc. In the following discussion, we refer to TELUS International as “TELUS Digital” or “the Company.”
Overview of the Business
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ AI-fueled technology transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Since 2005, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
TELUS Digital was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a dynamic and leading communications technology company. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe, North America and Africa, and developed a broader set of complex, digital-centric capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.

We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities. We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital transformation journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation technologies to deliver better business outcomes. We provide AI advisory, technology transformation, digital product engineering, AI data-annotation, trust and safety solutions, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at June 30, 2024, we had over 74,000 team members in 68 delivery locations and global operations across 32 countries.
Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, our AI data solutions business utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Today, our clients include companies across multiple verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance (BFSI), among others. Our relationship with TELUS Corporation, our largest client and controlling shareholder, has been instrumental to our success. TELUS Corporation provides us access to revenue visibility, stability and growth, as well as a strategic partnership for co-innovation within our Communications and Media and Healthcare industry verticals. For example, our co-development of the Fuel iX beta platform, which we launched in April 2024, establishes an enterprise-grade AI engine designed to help companies upgrade their generative AI pilots to production scale, deploy customized solutions faster, gain access to more than 100 large language models and implement future-proof generative AI applications. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.
Factors Affecting Our Performance and Related Trends
A comprehensive list of risk factors that may impact our business performance is included under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our business and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.
Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including: our ability to maintain a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.

Our Ability to Attract and Retain Talent
As at June 30, 2024, we had over 74,000 team members located across 32 countries in various geographic regions, servicing clients in over 50 languages. In addition, our AI data solutions business is supported by an AI community of over one million crowdsourced contractors that are geographically dispersed across the globe.
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies in which we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of Inflation, Higher Interest Rates, and Slower Economic Growth
The global economy remains in a period of uncertainty with respect to inflation, higher interest rates and slower economic growth. Some regions may experience a recessionary period and we cannot predict where or how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand. During the six-month period ended June 30, 2024, persistent global macroeconomic pressures continued to result in certain of our clients continuing to cut their costs, which resulted in reductions and delays in demand for our services, as well as delays in converting opportunities into spend commitments and pricing pressure, all of which reduced, and could continue to reduce, our revenues and profitability. We cannot predict the ultimate duration or scale of such demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continued reduction, pricing pressure or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.
Inflationary pressures have, and could continue to, drive up wage costs in many of the countries where we operate and we are not always able to, and may not be able to in the future, control such wage increases or pass them on to our clients in full or in significant part. In connection with potential future growth and inflation, as well as unexpected increases in the complexity of work, we may need to retrain team members or increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires, even if we are unable to increase the prices of our services. To the extent that we are not able to control or sufficiently share wage increases with our clients, wage increases may continue to reduce our margins and cash flows.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background” in our Annual Report.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and operating expenses for each period.

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
(millions except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$472	72%	$460	70%	$943	72%	$921	68%
European euro	141	22%	156	23%	285	22%	323	24%
Canadian dollar	35	5%	41	6%	68	5%	83	6%
Other	4	1%	10	1%	13	1%	26	2%
Total Revenue	$652	100%	$667	100%	$1,309	100%	$1,353	100%

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
(millions except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$234	37%	$257	39%	$473	38%	$509	39%
European euro	100	16%	106	16%	194	15%	224	18%
Philippine peso	73	11%	77	12%	149	12%	150	12%
Canadian dollar	67	10%	69	11%	126	10%	131	10%
Other[1]	167	26%	142	22%	318	25%	277	21%
Total Operating Expenses	$641	100%	$651	100%	$1,260	100%	$1,291	100%
1.Includes currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira, among others.
The following table presents information on the average foreign exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Six Months Ended June 30
	2024	2023
European euro to U.S. dollar	1.0810	1.0808
Philippine peso to U.S. dollar	0.0176	0.0181
Canadian dollar to U.S. dollar	0.7362	0.7419

Results of Operations

	Three Months Ended June 30					Six Months Ended June 30
(millions, except per share amounts and percentages)	2024	2023	$ change		% change	2024	2023	$ change		% change
Revenue	$652	$667	$(15)		(2)%	$1,309	$1,353	$(44)		(3)%
Operating Expenses
Salaries and benefits	426	427	(1)		—%	842	855	(13)		(2)%
Goods and services purchased	117	120	(3)		(3)%	233	223	10		4%
Share-based compensation	10	2	8		n/m	11	16	(5)		(31)%
Acquisition, integration and other	9	21	(12)		(57)%	16	37	(21)		(57)%
Depreciation	35	33	2		6%	69	66	3		5%
Amortization of intangible assets	44	48	(4)		(8)%	89	94	(5)		(5)%
	$641	$651	$(10)		(2)%	$1,260	$1,291	$(31)		(2)%
Operating Income	$11	$16	$(5)		(31)%	$49	$62	$(13)		(21)%
Changes in business combination-related provisions	(31)	—	(31)		n/m	(60)	—	(60)		n/m
Interest expense	36	36	—		—%	71	69	2		3%
Foreign exchange loss (gain)	5	(3)	8		n/m	—	(2)	2		(100)%
Income (Loss) before Income Taxes	1	(17)	18		(106)%	38	(5)	43		n/m
Income taxes expense (recovery)	4	(10)	14		(140)%	13	(12)	25		n/m
Net (Loss) Income	$(3)	$(7)	$4		(57)%	$25	$7	$18		n/m

Earnings (Loss) per Share
Basic (Loss) Earnings per Share	$(0.01)	$(0.03)	$0.02		(67)%	$0.09	$0.03	$0.06		n/m
Diluted (Loss) Earnings per Share	$(0.08)	$(0.03)	$(0.05)		n/m	$(0.05)	$0.03	$(0.08)		n/m

Other financial information
Net (Loss) Income Margin	(0.5)%	(1.0)%	—	0.5	pp	1.9%	0.5%	—	1.4	pp
Adjusted Net Income[1,2]	$46	$44	$2		5%	$111	$107	$4		4%
Adjusted Basic Earnings per Share[1,2]	$0.17	$0.16	$0.01		6%	$0.41	$0.39	$0.02		5%
Adjusted Diluted Earnings per Share[1,2,3]	$0.16	$0.16	$—		—%	$0.38	$0.39	$(0.01)		(3)%
Adjusted EBITDA[1,2]	$130	$118	$12		10%	$283	$259	$24		9%
Adjusted EBITDA Margin[1]	19.9%	17.7%	—	2.2	pp	21.6%	19.1%	—	2.5	pp
Cash provided by operating activities	$124	$91	$33		36%	$250	$171	$79		46%
Free Cash Flow[1]	$95	$66	$29		44%	$202	$131	$71		54%
Gross Profit[1]	$150	$153	$(3)		(2)%	$308	$338	$(30)		(9)%
Gross Profit Margin[1]	23.0%	22.9%	—	0.1	pp	23.5%	25.0%	—	(1.5)	pp
Adjusted Gross Profit[1]	$229	$234	$(5)		(2)%	$466	$498	$(32)		(6)%
Adjusted Gross Profit Margin[1]	35.1%	35.1%	—	—	pp	35.6%	36.8%	—	(1.2)	pp
Notations used in MD&A: n/m – not meaningful; pp – percentage points.
1.Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS-IASB, and are therefore unlikely to be comparable to similar measures presented by other issuers. See section Non-GAAP Financial Measures and Non-GAAP Ratios for a reconciliation to the most directly comparable GAAP measure.
2.Beginning in the first quarter of 2024, we revised our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. All comparative financial information herein has been restated to conform to the presentation adopted in the current period. See section Non-GAAP Financial Measures and Non-GAAP Ratios for a description of the change.
3.Adjusted Diluted Earnings per Share is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period. See section Non-GAAP Financial Measures and Non-GAAP Ratios for additional information.
Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, our ability to share, to a certain extent, our higher costs of services and foreign exchange risk arising from currency fluctuations. The majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volume of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the jurisdiction where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
Comparison of Three Months Ended June 30, 2024 and 2023. Our revenue decreased by $15 million, or 2%, to
$652 million during the three months ended June 30, 2024. The decrease was due to lower revenues from a leading social media client and other technology clients, as well as a reduction in revenue from certain telecommunication clients, reflecting a persistently challenging macroeconomic environment and competitive conditions in the industry, which were partially offset by growth in services provided to TELUS Corporation and Google, among other existing clients, as well as new clients added since the same period in the prior year. During the three months ended June 30, 2024, revenue growth was not materially impacted by changes in foreign currency rates.
Comparison of Six Months Ended June 30, 2024 and 2023. Our revenue decreased by $44 million, or 3%, to
$1,309 million during the six months ended June 30, 2024. The decrease was due to lower revenues from a leading social media client and other technology clients, as well as a reduction in revenue from clients in other industry verticals, notably in Communications (excluding TELUS Corporation), eCommerce, and BFSI, also reflective of a persistently challenging macroeconomic environment and competitive conditions in the industry, which were partially offset by growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year. During the six months ended June 30, 2024, revenue growth was not materially impacted by changes in foreign currency rates. Revenue from our top 10 clients for the six months ended June 30, 2024 was 65%, compared to 61% in the prior year comparative period.
During the six-month period ended June 30, 2024, we had two clients which each individually accounted for more than 10% of our consolidated revenue (June 30, 2023 - three clients). TELUS Corporation, our controlling shareholder and largest client during the six-month periods ended June 30, 2024 and 2023, accounted for 24.4% and 19.3% of our consolidated revenue, respectively. Google, our second largest client during the six-month period ended June 30, 2024 and third largest client during the six-month period ended June 30, 2023, accounted for 14.3% and 11.5% of our consolidated revenue, respectively. During the six-month period ended June 30, 2023, our second largest client, a leading social media company, accounted for 12.2% of our consolidated revenue.
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

	Three Months Ended June 30				Six Months Ended June 30
(millions except percentages)	2024	2023	$ change	% change	2024	2023	$ change	% change
Revenue by Industry Vertical
Tech and Games	$275	$297	$(22)	(7)%	$553	$584	$(31)	(5)%
Communications and Media	158	157	1	1%	318	310	8	3%
eCommerce and FinTech	65	66	(1)	(2)%	133	145	(12)	(8)%
Healthcare	47	37	10	27%	96	77	19	25%
Banking, Financial Services and Insurance	39	37	2	5%	75	81	(6)	(7)%
All others[1]	68	73	(5)	(7)%	134	156	(22)	(14)%
Total	$652	$667	$(15)	(2)%	$1,309	$1,353	$(44)	(3)%
1.Includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
During the three- and six-month periods ended June 30, 2024, compared to the same periods in the prior year, revenue generated from the Tech and Games industry vertical decreased 7% and 5%, respectively, primarily due to lower revenue from a leading social media client and certain other technology clients, partially offset by growth in revenue from Google and other clients within this industry vertical. Revenue generated from the Communications and Media industry vertical grew 1% and 3%, respectively, due to higher revenue from TELUS Corporation, partially offset by lower service revenue from certain other telecommunication clients. Revenue generated from the eCommerce and FinTech industry vertical decreased 2% and 8%, respectively, due to lower service volume demand from a large eCommerce client as well as certain FinTech clients. Increases in our Healthcare industry vertical were primarily due to additional services provided to the healthcare business unit of TELUS Corporation. BFSI industry vertical increased 5% during the three-month period ended June 30, 2024, due to growth from certain Canadian banks and smaller regional financial services firms in North America, and decreased 7% during the six-month period ended June 30, 2024, primarily due to lower service volume demand from a global financial institution client. All other verticals decreased 7% and 14%, respectively, due to lower revenue across various client accounts notably in the Travel and Hospitality industry vertical. The reported revenue growth rates for the three- and six-month periods ended June 30, 2024 were not materially impacted by foreign currency exchange rate movements compared to the same period in the prior year.
We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our AI data solutions business clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the three- and six-month periods ended June 30, 2024, the decline in revenue in Europe was primarily due to lower service volume demand from technology clients serviced from this region, while the decline in revenue in North America was primarily due to lower service volume demand from certain clients served from this region, as well as client preferences to offshore service delivery to lower cost geographies. The table below presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

	Three Months Ended June 30				Six Months Ended June 30
(millions except percentages)	2024	2023	$ change	% change	2024	2023	$ change	% change
Revenue by Geographic Region
Europe	$187	$208	$(21)	(10)%	$383	$423	$(40)	(9)%
North America	180	189	(9)	(5)%	368	399	(31)	(8)%
Asia-Pacific	159	157	2	1%	312	312	—	—%
Central America and others[1]	126	113	13	12%	246	219	27	12%
Total	$652	$667	$(15)	(2)%	$1,309	$1,353	$(44)	(3)%
1.Includes South America and Africa geographic regions.
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits, excluding share-based compensation, paid to our front-line and administrative employees.
Comparison of Three Months Ended June 30, 2024 and 2023. Salaries and benefits was steady at $426 million during the three months ended June 30, 2024, compared to $427 million in the prior year comparative period, due to the lower average team member count resulting from our cost efficiency efforts that began in 2023 to align our team member count with the reduction in service demand from certain clients, offset by higher training costs largely due to elevated attrition levels as well as higher average salaries and wages. Salaries and benefits as a percentage of revenue increased to 65% in the current three-month period, compared to 64% in the prior year comparative period. Total team member count was 74,617 at June 30, 2024 compared to 76,594 at June 30, 2023.
Comparison of Six Months Ended June 30, 2024 and 2023. Salaries and benefits decreased by $13 million, or 2%, to $842 million during the six months ended June 30, 2024, due primarily to the lower average team member count resulting from our cost efficiency efforts that began in in 2023 to align our team member count with the reduction in service demand from certain clients, partially offset by higher training costs as well as average salaries and wages. Salaries and benefits as a percentage of revenue was 64% in the current six-month period, compared to 63% in the prior year comparative period.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Three Months Ended June 30, 2024 and 2023. Goods and services purchased decreased by $3 million, or 3%, to $117 million during the three months ended June 30, 2024. The decrease was in-line with the decline in revenue in the period.
Comparison of Six Months Ended June 30, 2024 and 2023. Goods and services purchased increased by $10 million, or 4%, to $233 million during the six months ended June 30, 2024. The increase was due to higher external contractor costs from the expansion in our AI data solutions and digital services businesses, and a prior year comparative reduction of certain sales tax reserves that did not reoccur.
Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees, as well as performance-based share-based compensation awards granted in relation to our acquisitions. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-settled awards.

Comparison of Three Months Ended June 30, 2024 and 2023. Share-based compensation increased by $8 million to $10 million during the three months ended June 30, 2024, primarily due to timing of award grants and associated expense recognition, and higher expense associated with share-based compensation awards granted in relation to our acquisitions.
Comparison of Six Months Ended June 30, 2024 and 2023. Share-based compensation decreased by $5 million to $11 million during the six months ended June 30, 2024, primarily due to a downward revision of the estimated achievement of certain non-market performance conditions on performance restricted share unit awards, an expense recovery on award forfeitures, which were partially offset by timing of award grants and associated expense recognition, and higher expense associated with share-based compensation awards granted in relation to our acquisitions.
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Three Months Ended June 30, 2024 and 2023. Acquisition, integration and other decreased by
$12 million to $9 million during the three months ended June 30, 2024, primarily due to lower personnel-related cost efficiency program costs, as we recognized significant costs to right-size our workforce during the prior year comparative period, principally in Europe, to address lower service volumes from our technology clients serviced from this region.
Comparison of Six Months Ended June 30, 2024 and 2023. Acquisition, integration and other decreased by
$21 million to $16 million during the six months ended June 30, 2024, primarily due to lower personnel-related cost efficiency program costs as described above, and the prior year comparative period including higher transaction and integration costs associated with our WillowTree acquisition.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Three Months Ended June 30, 2024 and 2023. Depreciation and amortization decreased by $2 million to $79 million during the three months ended June 30, 2024, due to timing of fully depreciated or amortized capital assets, partially offset by higher depreciation and amortization associated with our investments in capital assets over the past 12 months.
Comparison of Six Months Ended June 30, 2024 and 2023. Depreciation and amortization decreased by $2 million to $158 million during the six months ended June 30, 2024, due to timing of fully depreciated or amortized capital assets, partially offset by higher depreciation and amortization associated with our investments in capital assets over the past 12 months.
Changes in business combination-related provisions
Changes in business combination-related provisions reflects gains or losses recognized on the revaluation of provisions arising from our acquisitions, which includes our provisions for written put options recognized in connection with our acquisition of WillowTree.
Comparison of Three Months Ended June 30, 2024 and 2023. Changes in business combination-related provisions generated other income of $31 million during the three months ended June 30, 2024, arising due to amendments to the terms associated with the provisions for written put options, resulting in a reduction of our provisions for written put options. The amendments, which, among other revisions, supplemented the written put options with certain compensatory income, established a combined maximum payout for the written put options and such compensatory income and revised certain financial performance targets for the WillowTree business and certain other TELUS Digital products and services. See Note 12—Provisions in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details on the amendments.

Comparison of Six Months Ended June 30, 2024 and 2023. Changes in business combination-related provisions generated other income of $60 million during the six months ended June 30, 2024, which was due in part to a downward revision to our estimates of certain performance-based criteria associated with the WillowTree business and certain other TELUS Digital products and services, and amendments to the written put options described above.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities, and interest accretion on our provisions for written put options.
Comparison of Three Months Ended June 30, 2024 and 2023. Interest expense was steady at $36 million for the three months ended June 30, 2024. Included in interest expense was higher interest accretion on lease liabilities due to higher average interest rates and balances, offset by lower average debt levels.
Comparison of Six Months Ended June 30, 2024 and 2023. Interest expense increased by $2 million to $71 million during the six months ended June 30, 2024, which was primarily due to higher interest accretion on lease liabilities due to higher average interest rates and balances, partially offset by lower average debt levels.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.
Comparison of Three Months Ended June 30, 2024 and 2023. Foreign exchange loss was $5 million for the three months ended June 30, 2024, compared to a $3 million gain in the prior year comparative period, reflecting the impact of changes in foreign exchange rates in the currencies in which we transact.
Comparison of Six Months Ended June 30, 2024 and 2023. Foreign exchange was $nil during the six months ended June 30, 2024 compared to a gain of $2 million in the prior year comparative period, reflecting the impact of changes in foreign exchange rates in the currencies in which we transact.
Income tax expense (recovery)

	Three Months Ended June 30		Six Months Ended June 30
(millions except percentages)	2024	2023	2024	2023
Income tax expense (recovery)	$4	$(10)	$13	$(12)
Income taxes computed at applicable statutory income tax rates	(256.2)%	42.7%	13.7%	167.8%
Effective tax rate	400.0%	58.8%	34.2%	240.0%
Comparison of Three Months Ended June 30, 2024 and 2023. Income tax expense increased by $14 million during the three months ended June 30, 2024, resulting in an income tax expense of $4 million compared to an income tax recovery of $10 million in the prior year comparative period. The effective tax rate, calculated as tax expense as a percentage of income before taxes, increased from 58.8% to 400.0%. The increase in the effective tax rate was primarily due to the lower income before taxes, in absolute dollars, relative to prior year comparative periods. Other contributing factors include an increase in withholding and other taxes and is partially offset by a decrease in income taxes computed at applicable statutory income tax rates.
Comparison of Six Months Ended June 30, 2024 and 2023. Income tax expense increased by $25 million during the six months ended June 30, 2024, resulting in an income tax expense of $13 million, compared to an income tax recovery of $12 million in the prior year comparative period. The effective tax rate, calculated as tax expense as a percentage of income before taxes, decreased from 240.0% to 34.2%. The decrease in the effective tax rate was primarily due to higher income before taxes, in absolute dollars, relative to prior year comparative periods and a decrease in income taxes computed at applicable statutory income tax rates.

Net (loss) income
Comparison of Three Months Ended June 30, 2024 and 2023. Net loss decreased by $4 million to $3 million during the three months ended June 30, 2024, which was driven by other income arising from business combination-related provisions and lower acquisition, integration and other costs, partially offset by lower revenues and higher income tax expense and share-based compensation expense. Net loss margin, calculated by dividing net loss by revenue for the period, was 0.5% for the three months ended June 30, 2024, compared to 1.0% in the prior year comparative period.
Comparison of Six Months Ended June 30, 2024 and 2023. Net income increased by $18 million to $25 million during the six months ended June 30, 2024, which was driven by other income arising from business combination-related provisions, and lower acquisition, integration and other costs, salaries and benefits, and share-based compensation expense, partially offset by lower revenues and higher income tax expense. Net income margin was 1.9% for the six months ended June 30, 2024, compared to 0.5% in the prior year comparative period.
Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios do not have any standardized meaning as prescribed by the IFRS-IASB and therefore may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Beginning in the first quarter of 2024, the Company no longer excludes share-based compensation expense, changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company. All comparative financial information herein has been restated to conform to the current period presentation.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income: acquisition, integration and other, amortization of purchased intangible assets, interest accretion on written put options, foreign exchange gains or losses, and the related tax-effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Three Months Ended June 30		Six Months Ended June 30
(millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income	$(3)	$(7)	$25	$7
Add back (deduct):
Acquisition, integration and other[1]	9	21	16	37
Amortization of purchased intangible assets[2]	43	45	85	89
Interest accretion on written put options[3]	3	3	6	6
Foreign exchange loss (gain)[4]	5	(3)	—	(2)
Tax effect of the adjustments above	(11)	(15)	(21)	(30)
Adjusted Net Income	$46	$44	$111	$107
Adjusted Basic Earnings Per Share	$0.17	$0.16	$0.41	$0.39
Adjusted Diluted Earnings Per Share	$0.16	$0.16	$0.38	$0.39
1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets is excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
3.Interest accretion on written put options arises from our acquisition of WillowTree, which is recorded at the present value of a future obligation, is non-cash in the period, and does not form part of the costs to conduct our ongoing operations.
4.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
Comparison of Three Months Ended June 30, 2024 and 2023. Adjusted Net Income increased $2 million, or 5%, for the three months ended June 30, 2024, primarily due to other income arising from business combination-related provisions, which were partially offset by a decline in revenue outpacing the decline in operating expenses, and higher income tax expense and share-based compensation.
Comparison of Six Months Ended June 30, 2024 and 2023. Adjusted Net Income increased $4 million, or 4%, during the six months ended June 30, 2024, primarily due to other income arising from business combination-related provisions and lower share-based compensation expense, which were offset by a decline in revenue outpacing the decline in operating expenses and higher income tax expense.
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses are comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2024	2023	2024	2023
Revenue	$652	$667	$1,309	$1,353
Less: Operating expenses	(641)	(651)	(1,260)	(1,291)
Add back: Indirect and administrative expenses	139	137	259	276
Gross Profit	150	153	308	338
Add back: Depreciation and amortization	79	81	158	160
Adjusted Gross Profit	$229	$234	$466	$498
Gross Profit Margin	23.0%	22.9%	23.5%	25.0%
Adjusted Gross Profit Margin	35.1%	35.1%	35.6%	36.8%
Comparison of Three Months Ended June 30, 2024 and 2023. During the three months ended June 30, 2024, Gross Profit Margin was steady at 23.0%, compared to 22.9% in the prior year’s comparative period, and Adjusted Gross Profit Margin, which excludes the effects of depreciation and amortization, was unchanged at 35.1%. Gross Profit Margin and Adjusted Gross Profit Margin were both steady as cost efficiency savings generated in the period offset margin compression from the mix of services and pricing pressures faced from certain customers and associated wage inflation.
Comparison of Six Months Ended June 30, 2024 and 2023. During the six months ended June 30, 2024, Gross Profit Margin decreased from 25.0% to 23.5%, and Adjusted Gross Profit Margin decreased from 36.8% to 35.6%. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs associated with higher training costs incurred for our team members, higher average salaries and wages and the negative impacts on margin resulting from reductions in service demand and corresponding lead times required to adjust our team member count levels, which also included lower margin earned from a leading social media client.
Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA Margin is a non-GAAP ratio. We regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Certain items are adjusted for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue.

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2024	2023	2024	2023
Net (loss) income	$(3)	$(7)	$25	$7
Add back (deduct):
Acquisition, integration and other[1]	9	21	16	37
Depreciation and amortization	79	81	158	160
Interest expense	36	36	71	69
Foreign exchange loss (gain)[2]	5	(3)	—	(2)
Income tax expense (recovery)	4	(10)	13	(12)
Adjusted EBITDA	$130	$118	$283	$259
Net (Loss) Income Margin	(0.5)%	(1.0)%	1.9%	0.5%
Adjusted EBITDA Margin	19.9%	17.7%	21.6%	19.1%

1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
Comparison of Three Months Ended June 30, 2024 and 2023. Adjusted EBITDA increased by $12 million, or 10%, for the three months ended June 30, 2024, primarily due to other income arising from business combination-related provisions, which were partially offset by a decline in revenue outpacing the decline in operating expenses, and higher share-based compensation expense. Adjusted EBITDA margin increased during the three months ended June 30, 2024 due to aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions.
Comparison of Six Months Ended June 30, 2024 and 2023. Adjusted EBITDA increased $24 million, or 9%, for the six months ended June 30, 2024, primarily due to other income arising from business combination-related provisions and lower share-based compensation expense, which were partially offset by a decline in revenue outpacing the decline in operating expenses. Adjusted EBITDA margin increased during the six months ended June 30, 2024 due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2024	2023	2024	2023
Cash provided by operating activities	$124	$91	$250	$171
Less: capital expenditures	(29)	(25)	(48)	(40)
Free Cash Flow	$95	$66	$202	$131
Comparison of Three Months Ended June 30, 2024 and 2023. During the three months ended June 30, 2024, Cash provided by operating activities increased $33 million, or 36%, and Free Cash Flow increased $29 million, or 44%. The increase was primarily due to higher net inflows from working capital, and lower income taxes paid, partially offset by lower operating profits and higher capital expenditures.
Comparison of Six Months Ended June 30, 2024 and 2023. During the six months ended June 30, 2024, Cash provided by operating activities increased $79 million, or 46%, and Free Cash Flow increased $71 million, or 54%. The increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income taxes paid. These increases were partially offset by lower operating profits and higher capital expenditures.

Summary of Consolidated Quarterly Results and Trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended June 30, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3
REVENUE	$652	$657	$692	$663	$667	$686	$630	$615

OPERATING EXPENSES
Salaries and benefits	426	416	406	403	427	428	349	346
Goods and services purchased	117	116	122	116	120	103	124	111
Share-based compensation	10	1	—	5	2	14	5	6
Acquisition, integration and other	9	7	7	11	21	16	23	7
Depreciation	35	34	39	36	33	33	36	29
Amortization of intangible assets	44	45	45	44	48	46	32	32
	641	619	619	615	651	640	569	531
OPERATING INCOME	11	38	73	48	16	46	61	84
OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	(31)	(29)	(20)	—	—	—	—	—
Interest expense	36	35	37	38	36	33	12	10
Foreign exchange loss (gain)	5	(5)	4	(2)	(3)	1	18	(11)
INCOME (LOSS) BEFORE INCOME TAXES	1	37	52	12	(17)	12	31	85
Income tax expense (recovery)	4	9	14	3	(10)	(2)	(3)	26
NET (LOSS) INCOME	$(3)	$28	$38	$9	$(7)	$14	$34	$59
Basic (loss) earnings per share	$(0.01)	$0.10	$0.14	$0.03	$(0.03)	$0.05	$0.13	$0.22
Diluted (loss) earnings per share	$(0.08)	$0.05	$0.10	$0.03	$(0.03)	$0.05	$0.13	$0.22

The historical trend over the past eight quarters in consolidated revenue reflects changes in service volume demand from our existing clients, services provided to new clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. During the six months ended June 30, 2024, we continued to experience a reduction in service volume demand, which became more pronounced beginning in the second quarter of 2023, from some of our larger technology clients that was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.
Salaries and benefits expense increased due to the expansion of our team member base to service growing volumes from both our existing and new customers, including those arising from our acquisition of WillowTree, and higher average salaries and wages over time. Beginning in the second quarter of 2023, these increases were offset by employee-related cost efficiency initiatives resulting in decreases in our team member count in response to the reduction in service volume demand from some of our clients, a favorable mix of labor sourced from lower-cost jurisdictions, and adjustments to performance-based variable compensation expenses.
Goods and services purchased reflect changes in external labor requirements to support the growth in our digital services business, changes in our crowdsourced enabled workforce to support our AI business, increases in our software licensing costs associated with our growing team member base and increases in administrative expenses and facility costs to support overall business growth and acquisitions.
Share-based compensation fluctuates quarter-over-quarter, which generally reflects the timing of expense on awards granted in relation to our annual long-term incentive plan, which include performance-based share-based compensation awards that are impacted by changes in our estimates of the achievement of operating performance targets, and awards granted in relation to our acquisitions, which are impacted by changes in our estimates of acquired businesses’ performance targets.

Acquisition, integration and other costs fluctuates quarter-over-quarter, and are dependent on the size of business acquisitions and the timing of associated transaction and integration costs, as well as costs associated with streamlining our operations, including ongoing and incremental cost efficiency efforts, which may include personnel-related costs.
Depreciation and amortization have generally increased over the past eight quarters due to growth in capital assets to support the expansion of our delivery sites required to service customer demand, and growth in intangible assets recognized in connection with business acquisitions, including our acquisition of WillowTree, which were partially offset by timing of full depreciation or amortization of capital assets.
The trend in net (loss) income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. In the second quarter of 2024, we recognized a net loss due to operating expenses and interest expense outpacing revenue growth and other income arising from business combination-related provisions. In the second quarter of 2023, we recognized a net loss due to higher operating expenses and interest expense outpacing revenue growth and lower income taxes. Historically, the trend in basic (loss) earnings per share and diluted (loss) earnings per share have been impacted by the same trends as net (loss) income.
In TELUS Digital’s news release dated August 2, 2024, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR+, the full-year outlook for 2024 was updated.
Related Party Transactions
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provides for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.
The following table summarizes the transactions with TELUS and its subsidiaries:

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2024	2023	2024	2023
Revenue	$159	$131	$319	$262
Goods and services purchased	(4)	(5)	(9)	(11)
Total	$155	$126	$310	$251
Amounts Received from TELUS Corporation	$147	$121	$321	$238
Amounts Paid to TELUS Corporation	$5	$5	$12	$18
Amounts receivable from TELUS Corporation were $74 million and $99 million as at June 30, 2024 and June 30, 2023, respectively, and amounts payable to TELUS Corporation were $198 million and $137 million as at June 30, 2024 and June 30, 2023, respectively. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.
Liquidity and Capital Resources
Capital resources
As at June 30, 2024, we had $691 million (December 31, 2023 - $619 million) of available liquidity, comprised of cash and cash equivalents of $152 million (December 31, 2023 - $127 million), and available borrowings under our revolving credit facility of $539 million (December 31, 2023 - $492 million) (see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at June 30, 2024, we were in compliance with all of our covenants including maintaining a net debt to EBITDA ratio as calculated in accordance with the credit facility of less than 3.75:1.00. For additional information, see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024.
The following table presents a summary of our cash flows and ending cash balances for the three- and six-month periods ended June 30, 2024 and 2023:

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2024	2023	2024	2023
Cash provided by operating activities	$124	$91	$250	$171
Cash used in investing activities	(28)	(25)	(53)	(889)
Cash (used in) provided by financing activities	(97)	(65)	(171)	735
Effect of exchange rate changes on cash	(1)	—	(1)	1
(Decrease) increase in cash position during the period	$(2)	$1	$25	$18
Cash and cash equivalents, beginning of period	$154	$142	$127	$125
Cash and cash equivalents, end of period	$152	$143	$152	$143
Operating activities
Comparison of Three Months Ended June 30, 2024 and 2023. During the three-month period ended June 30, 2024, we generated cash from operating activities of $124 million, an increase of $33 million from the prior year’s comparative period, primarily due to higher net inflows from working capital and lower income taxes paid, partially offset by lower operating profits.
Comparison of Six Months Ended June 30, 2024 and 2023. During the six-month period ended June 30, 2024, we generated cash from operating activities of $250 million, an increase of $79 million from the prior year’s comparative period, primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income taxes paid. These increases were partially offset by lower operating profits.
Investing activities
Comparison of Three Months Ended June 30, 2024 and 2023. During the three-month period ended June 30, 2024, we used $28 million cash in investing activities, an increase of $3 million, compared to $25 million in the prior year’s comparative period, which was primarily due to higher investments in capital assets.
Comparison of Six Months Ended June 30, 2024 and 2023. During the six-month period ended June 30, 2024, we used $53 million cash in investing activities, a decrease of $836 million, compared to $889 million in the prior year’s comparative period, which was primarily due to the cash used in the prior year’s comparative period to partially fund the acquisition of WillowTree.

Financing activities
Comparison of Three Months Ended June 30, 2024 and 2023. During the three-month period ended June 30, 2024, we used $97 million of cash in financing activities, an increase of $32 million compared to $65 million in the prior year’s comparative period, primarily due to higher net repayments on our credit facility, partially offset by lower cash interest paid.
Comparison of Six Months Ended June 30, 2024 and 2023. During the six-month period ended June 30, 2024, we used $171 million of cash in financing activities, primarily for net repayments on our credit facility and interest payments, compared to $735 million of cash generated in the prior year’s comparative period, which included net borrowings under our credit facility to partially fund the acquisition of WillowTree.
Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3D—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business” in our Annual Report.
Net Debt and Adjusted EBITDA, both as per our credit agreement, are non-GAAP financial measures used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio, a non-GAAP ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As of June 30, 2024, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.8x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at June 30, 2024 and December 31, 2023:

As at (millions except for ratio)	June 30, 2024	December 31, 2023
Outstanding credit facility	$1,386	$1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	—	68
Net derivative liabilities	4	—
Cash balance[2]	(150)	(127)
Net Debt as per credit agreement	$1,247	$1,411
Adjusted EBITDA (trailing 12 months)[3]	$606	$582
Adjustments required as per credit agreement	$(154)	$(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.8	2.8
1.Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree. During the second quarter of 2024, we amended the provisions for written put options and eliminated the requirement to settle a portion in cash. See Note 12—Provisions in our condensed interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details on the amendments.
2.Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.
3.Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.

Capital Expenditures

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2024	2023	2024	2023
Capital expenditures	$29	$25	$48	$40
Comparison of Three Months Ended June 30, 2024 and 2023. Capital expenditures increased by $4 million to $29 million during the three months ended June 30, 2024, which was primarily driven by higher investments in our digital solutions and AI businesses, as well as the expansion of operations in Africa.
Comparison of Six Months Ended June 30, 2024 and 2023. Capital expenditures increased by $8 million to $48 million during the six months ended June 30, 2024, which was primarily driven by higher investments in our digital solutions and AI businesses, as well as the expansion of operations in Africa.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the six months ended June 30, 2024, our cash provided by operations was $250 million. As of June 30, 2024, available borrowings under the revolving credit facility of our amended credit facility were $539 million, and our cash and cash equivalents balance was $152 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchased, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at June 30, 2024 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Total
2024 (balance of year)	$336	$198	$82	$43	$(117)	$112	$654
2025	58	—	161	79	(78)	66	286
2026	21	—	157	70	(42)	32	238
2027	10	—	153	57	(40)	31	211
2028	6	—	1,176	41	(342)	336	1,217
Thereafter	11	—	—	87	—	—	98
Total	$442	$198	$1,729	$377	$(619)	$577	$2,704

Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 15—Contingent liabilities in the notes to our condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2024, and Note 17—Contingent liabilities in the notes to our audited consolidated financial statements for the year ended December 31, 2023 included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $3 million per year, based on the amounts outstanding as at June 30, 2024.
Foreign Currency Risk
Our condensed interim consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income		Other comprehensive income (loss)		Comprehensive income
Six months ended June 30,	2024	2023	2024	2023	2024	2023
Reasonably possible changes in market risks
10% change in US$: CDN$ exchange rate
US$ appreciates	$15	$6	$—	$—	$15	$6
US$ depreciates	$(20)	$(8)	$—	$—	$(20)	$(8)
10% change in US$: Euro exchange rate
US$ appreciates	$8	$7	$(60)	$(45)	$(52)	$(38)
US$ depreciates	$(8)	$(7)	$55	$45	$47	$38
10% change in US$: Peso exchange rate
US$ appreciates	$(3)	$(2)	$—	$—	$(3)	$(2)
US$ depreciates	$3	$2	$—	$—	$3	$2
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.

Changes in Internal Control over Financial Reporting
During the three- and six-month periods ended June 30, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, including the non-occurrence of the risks and uncertainties that are described in the filings made with the SEC and the applicable Canadian securities regulators or other events occurring outside of our normal course of business, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2023, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR+.